Conflict Minerals Report of Advanced Energy Industries, Inc.

This is the Conflict Minerals Report of Advanced Energy Industries, Inc. (“Company”) for calendar year 2013 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”). Please refer to Rule 13p-1, Form SD, and the 1934 Act Release No. 34-67716, for definitions of the terms used in this report, unless otherwise defined herein.

This Conflict Minerals Report (“CMR”) describes the Company’s due diligence process for its reasonable country of inquiry investigation (“RCOI”) to determine the status under Rule 13p-1 of the necessary conflict minerals used in the manufacture of the Company’s products. The due diligence process was based on the Organization for Economic Cooperation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Framework”). The OECD Framework is an internationally recognized due diligence protocol. Pursuant to Rule 13p-1, this report is not required to be subject to an independent private sector audit.

As a downstream supplier of power conversion products and thermal instrumentation products (collectively, “AE Products”) the Company is far down the supply chain from the actual mining or refining of conflict minerals. The Company does not make any direct purchases of raw ore or unrefined conflict minerals in the Covered Countries. To implement the RCOI, the Company surveyed its direct suppliers to collect information regarding the presence and sourcing of gold, tantalum, tin and tungsten (“3TG”) used in the products supplied to the Company. The survey followed the Electronic Industry Citizenship Coalition (EICC) and Global e-Sustainability Initiative (GeSI) Conflict Minerals Due Diligence Template (EICC-GeSI Template) for data collection. Information was collected and stored using an online platform provided by a third party vendor.
Supplier engagement followed these steps:

•	An introduction email was sent to direct suppliers describing the compliance requirements and requesting conflict minerals information; and

•	Following the initial introductions to the program and information request, at least 3 reminder emails were sent to each non-responsive supplier requesting survey completion;

A total of 451 suppliers were identified as in-scope for the RCOI process and were contacted. The survey response rate among these suppliers was 23%. Sixty one percent of the suppliers that responded to the survey indicated that one or more of the regulated metals are necessary to the functionality or production of the products they supply to the Company. If smelters or refiners (“SOR”) of 3TG were identified in the supplier survey, these were compared to available lists of processors that have been certified by internationally-recognized industry validation schemes, such as the CFSI Conflict-Free Smelter Program, the London Bullion Market Association Good Delivery Program and the Responsible Jewelry Council Chain-of-Custody Certification. If the SOR was not certified by an internationally-recognized scheme, attempts were made to contact the SOR up to 3 times to gain more information about their sourcing practices, including countries of origin and transfer, and whether there were any internal due diligence procedures in place or other processes the SORs take to track the chain-of-custody on the source of its mineral ores. Relevant information requested included whether the SOR had a documented, effective and communicated conflict-free policy, an accounting system to support a mass balance of materials processed, and traceability documentation.
On the basis of the due diligence measures described above, the Company does not have sufficient information from suppliers or other sources to conclude whether the necessary conflict minerals originated in the Covered Countries or were from recycled or scrap sources. Furthermore, on account of this lack of information, the Company is unable to determine and to describe the facilities used to process those necessary conflict minerals or their country of origin. The Company’s efforts to determine the mine(s) or location of origin with the greatest possible specificity included the use of the due diligence measures described above.

The Company will undertake the following steps during the next compliance periods to improve the due diligence conducted to further mitigate the risk that its necessary conflict minerals benefit armed groups, including:

•	Attempt to increase the response rate for the RCOI process through further supplier engagement and contract requirements and other appropriate means;

•	Continue to compare RCOI results to information collected via independent conflict free smelter validation programs such as the EICC/GeSI Conflict Free Smelter program; and

•
Contact smelters identified as a result of the RCOI process and requesting their participation in obtaining a “conflict free” designation from an industry program such as the EICC/GeSI Conflict Free Smelter program.